SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Tivity Health, Inc.

(Name of Issuer)

Common Stock - $.001 par value per share

(Title of Class of Securities)

88870R102

(CUSIP Number)

Altaris Capital, L.P.

10 East 53rd Street, 31st Floor
New York, New York 10022

Telephone: (212) 931-0250

Copy to:

Steve Isaacs, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

Telephone: (312) 258-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88870R102	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Altaris Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,821,532 Shares*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,821,532 Shares*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,532 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Page 2 of 8 Pages

CUSIP No. 88870R102	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Altaris Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,821,532 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,821,532 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,532 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Page 3 of 8 Pages

CUSIP No. 88870R102	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
George Aitken-Davies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,821,532 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,821,532 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,532 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Page 4 of 8 Pages

CUSIP No. 88870R102	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
Daniel Tully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,821,532 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,821,532 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,532 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Page 5 of 8 Pages

This constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Common Stock, par value $0.001 per share, of Tivity Health, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2019 (the “Schedule 13D”), and hereby amends the Schedule 13D to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 3,821,532 shares of Common Stock. The purchase prices for these shares of Common Stock, including brokerage commissions, are set forth below in Item 5, which are incorporated by reference herein. The source of the purchase prices for the shares of Common Stock was from the general working capital of Altaris Capital and from contributions to Altaris Capital from one of its investors.  Such working capital and contributions were primarily funded through borrowings under a line of credit with JPMorgan Chase Bank, N.A., which borrowings have been and will be paid down from the proceeds of investor capital calls.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

The Reporting Persons’ total beneficial ownership amounts to 3,821,532 shares of Common Stock, constituting 8.01% of the outstanding shares of Common Stock of the Issuer (based on 47,702,306 shares of Common Stock of the Issuer outstanding as of April 30, 2019, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019).

Altaris Capital has sole voting and sole dispositive power with regard to 3,821,532 shares of Common Stock. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully has shared voting power and shared dispositive power with regard to all such shares of Common Stock. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully, by virtue of their relationships to Altaris Capital (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares of Common Stock which Altaris Capital directly beneficially owns. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully disclaims beneficial ownership of such shares of Common Stock for all other purposes. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Item 5 that are beneficially owned by the Reporting Persons.

Page 6 of 8 Pages

The following sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by or for the benefit of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time on June 28, 2019. All such transactions were purchases of shares of Common Stock effected by or for the benefit of Altaris Capital in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Amount of Securities	Price Per Share[1]
April 30, 2019	167,907	$21.5267
May 02, 2019	100,000	$21.9124
May 07, 2019	50,000	$22.5057
May 08, 2019	100,000	$21.9271
May 09, 2019	650,000	$20.7859
May 10, 2019	250,649	$19.3666
May 13, 2019	60,418	$18.2282
May 14, 2019	138,059	$18.7606
May 15, 2019	34,507	$18.7524
May 16, 2019	12,416	$18.6800
May 17, 2019	25,911	$18.8072
May 20, 2019	187,452	$18.4932
May 22, 2019	250,000	$18.2844
May 23, 2019	250,000	$18.0286
May 29, 2019	14,477	$18.2775
May 30, 2019	96,873	$18.1892
May 31, 2019	27,220	$18.1476
June 6, 2019	25,000	$18.7599
June 11, 2019	50,000	$18.4339
June 12, 2019	98,106	$18.2860
June 13, 2019	43,637	$18.2495
June 14, 2019	5,900	$18.1486
June 18, 2019	14,286	$18.1625
June 19, 2019	43,640	$18.0213
June 20, 2019	25,000	$17.9176
June 21, 2019	25,000	$17.1770
June 27, 2019	85,600	$16.4312
June 28, 2019	50,000	$16.4590

1 The prices reported reflect the average purchase prices for each such day. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transactions for any such day were effected.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2019

ALTARIS CAPITAL, L.P.,
By:	Altaris Partners, LLC, its general partner

By:	/s/ George Aitken-Davies
Name: George Aitken-Davies
Title: Manager

ALTARIS PARTNERS, LLC

By:	/s/ George Aitken-Davies
Name: George Aitken-Davies
Title: Manager

/s/ George Aitken-Davies
George Aitken-Davies

/s/ Daniel Tully
Daniel Tully

Page 8 of 8 Pages